This document contains a financial summary and financial statements translated from the original Japanese version, for convenience only.

Consolidated Financial Results for the Second Quarter of Fiscal Year 2017 [IFRS]

November 10, 2017

Company name:	JXTG Holdings, Inc.	Stock Exchange Listings: Tokyo and Nagoya
Code number:	5020	URL: http://www.hd.jxtg-group.co.jp/
Representative:	Yukio Uchida	Representative Director, President
Contact person:	Tatsuya Higurashi	Group Manager, Investor Relations Group, Finance & Investor Relations Department Telephone: +81-3-6257-7075
Scheduled date of filing of Quarterly Securities Report: 　November 13, 2017
Scheduled date of commencement of dividend payments: 　December 5, 2017
Supplemental materials for the quarterly financial results: 　Yes
Quarterly financial results presentation: 　Yes (for institutional investors and analysts)

(Amounts of less than ¥1 million are rounded off.)

1. Consolidated Results for the Second Quarter of FY2017 (From April 1, 2017 to September 30, 2017)
(1) Operating Results	(Percentage figures represent changes from the same period in the previous fiscal year.)
	Revenue		Operating profit		Profit before tax		Profit attributable to owners of the parent		Total comprehensive income (loss)
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
2Q of FY2017	4,684,562	49.9	195,363	154.3	181,774	132.9	123,329	174.9	155,622	-
2Q of FY2016	3,125,639	-	76,829	-	78,051	-	44,864	-	(102,132)	-

	Basic profit per share	Diluted profit per share
	Yen	Yen
2Q of FY2017	36.09	36.09
2Q of FY2016	18.04	18.04

(2) Financial Position
	Total assets	Total equity	Total equity attributable to owners of the parent	Equity ratio attributable to owners of the parent
	Millions of yen	Millions of yen	Millions of yen	%
2Q of FY2017	8,373,080	2,771,368	2,334,513	27.9
FY2016	6,792,892	2,140,288	1,707,194	25.1

Note:
Amounts in 2Q of FY2016 and FY2016 are the consolidated results of JX Holdings, Inc.
The percentage figures of 2Q of FY2016, which represent changes from the same period in the previous fiscal year, are not shown.

2. Dividends
	Annual cash dividends per share
	End of 1st quarter	End of 2nd quarter	End of 3rd quarter	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
FY2016	-	8.00	-	8.00	16.00
FY2017	-	9.00
FY2017 (Forecast)			-	9.00	18.00
Note:	Revision to the most recent dividend forecast: No

3. Forecasts of Consolidated Results for Fiscal Year 2017 (From April 1, 2017 to March 31, 2018)
(Percentage figures are changes from the amount for the corresponding period in the previous fiscal year.)
	Revenue		Operating profit		Profit before tax		Profit attributable to owners of the parent		Basic profit per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
FY2017	10,000,000	42.3	400,000	47.5	375,000	50.5	250,000	66.7	73.18
Note: Revision to the most recent consolidated earnings forecast: Yes

●
Regarding matters related to the forecasts of consolidated results, please refer to “Notification of the Difference between the Forecasts and the Actual of Consolidated Results for the First Half of the Fiscal Year 2017 and Revisions to the Annual Forecasts” and page 5 of the attached material announced today.

●	As for the forecasts of operating profit excluding inventory valuation factors*, please see the following.

Operating profit excluding inventory valuation factors:
Forecasts for FY2017:	410,000 million yen (percentage change from the previous fiscal year: 190.6%)
(Reference) Actual results for FY2016:	141,100 million yen

(*) The impact of inventory valuation on the cost of sales by using the weighted-average method and by writing down the book value.

Explanatory Notes
(1)	Changes in the number of material subsidiaries during the term under review: None
Note: This item indicates whether there were changes in specified subsidiaries involving a change in the scope of consolidation.
(2)	Changes in accounting policies and in accounting estimates
(i)	Changes in accounting policies required by the IFRS: None
(ii)	Changes in accounting policies other than (i) above: None
(iii)	Changes in accounting estimates: None

(3)	Number of shares issued (Common stock)
(i)	Number of issued shares at the end of the period (including treasury stocks) Second Quarter of FY2017 ended September 30, 2017: 3,426,916,549 shares FY2016 ended March 31, 2017: 2,495,485,929 shares

(ii)	Number of treasury stocks at the end of the period Second Quarter of FY2017 ended September 30, 2017: 10,579,571 shares FY2016 ended March 31, 2017: 9,200,226 shares

(iii)	Average number of shares issued during the period Second Quarter of FY2017 ended September 30, 2017: 3,417,303,934 shares Second Quarter of FY2016 ended September 30, 2016: 2,486,349,228 shares

●	This report is not subject to the quarterly review procedures.

●	Explanation regarding appropriate use of forward-looking statements on results, and other specific comments
This material contains forward-looking statements; however, actual results may differ materially from those reflected in such forward-looking statements, due to various factors, including the following:
(1) changes in macroeconomic conditions and changes in the competitive environment in the energy, resources and materials industries; (2) revisions to laws and strengthening of regulations; and (3) litigation and other similar risks.

Table of Contents for the Attached Material

1.	Qualitative Information regarding the Quarterly Results
	(1)	Explanations regarding Operating Results	2
	(2)	Explanations regarding Financial Position	4
	(3)	Explanations regarding Future Forecast Information, including the Forecasts of Consolidated Results	5
3.	Summary of Quarterly Consolidated Financial Statements and Major Explanatory Notes Thereto
	(1)	Summary of Quarterly Consolidated Statements of Financial Position	7
	(2)	Summary of Quarterly Consolidated Statements of Profit or Loss and Summary of Quarterly Consolidated Statements of Comprehensive Income or Loss	9
	(3)	Summary of Quarterly Consolidated Statements of Changes in Equity	11
	(4)	Explanatory Notes to the Summary of Quarterly Consolidated Financial Statements	13
		(Notes on the Assumption of a Going Concern)	13
		(Equity and Other Equity Items)	13
		(Share-based Payments)	13
		(Segment Information)	13

●	JXTG Holdings, Inc. (the “Company”) is to give a presentation for the investors as follows.
Any materials and other relevant information to be used in this presentation will be posted on the Company’s website concurrently with the announcement of the financial results.
Friday, November 10, 2017: presentation of the financial results for the institutional investors and analysts.

●
From time to time, the Company gives presentations on its business activities and business results for individual investors, in addition to the presentation above.  Please refer to the Company’s website for the schedule and other relevant information.

1.	Qualitative Information regarding the Quarterly Results

JX Holdings, Inc. integrated its business with TonenGeneral Sekiyu K.K. to become JXTG Holdings, Inc. on April 1, 2017.

(1)	Explanations regarding Operating Results

Overview

During the consolidated cumulative second quarter (from April 1, 2017 to September 30, 2017), the overall global economy continued to moderately recover because personal consumption remained steady due to improvements in the employment situation in the U.S. and Europe, and because there were signs of recovery in China, where the economy had been slowing down.

The Japanese economy continued a tendency toward a modest recovery that reflected the improvements in corporate earnings.

The crude oil (Dubai crude oil) price during the same period as stated above fell down to $44 from $52 per barrel at the beginning of the period due partly to the trend of increasing production in some oil-producing countries.  However, after that, the price turned upward, resulting in $55 at the end of the period, with an average of $50 for the period, an increase of $7 from the same period of the previous fiscal year.

The copper price in international markets (the price on the London Metal Exchange (the “LME”)) started at 264 cents per pound at the beginning of the period, and the price tentatively fell down to 248 cents.  However, because the Chinese economy remained strong, an increase in demand was expected.  As a result, the copper price was 294 cents at the end of the period, with an average of 272 cents for the period, an increase of 56 cents from the same period of the previous fiscal year.

The Japanese yen against the U.S. dollar repeatedly fluctuated within narrow ranges above and below 111 yen, which was the rate at the beginning of the period, resulting in 113 yen at the end of the period, with an average of 111 yen for the period, which was 6 yen lower than the same period of the previous fiscal year.

Under these conditions, for the consolidated cumulative second quarter, for reasons, such as the expansion of the business scale due to the business integration implemented on April 1 of this year, as well as an increase in the sales prices of petroleum products caused by an increase in the crude oil price and an increase in the prices of metals, revenue increased 49.9% from the same period of the previous fiscal year, to 4,684.6 billion yen, and operating profit was 195.4 billion yen (76.8 billion yen in the same period of the previous fiscal year).  Excluding inventory valuation factors (the impact of inventory valuation on the cost of sales by using the weighted-average method and by writing down the book value), operating profit equivalent amounted to 219.4 billion yen (68.6 billion yen in the same period of the previous fiscal year).

As a result of deducting net finance income and finance costs of 13.6 billion yen, profit before tax amounted to 181.8 billion yen (78.1 billion yen in the same period of the previous fiscal year).  After deducting the income tax expense of 48.6 billion yen, profit amounted to 133.2 billion yen (47.5 billion yen in the same period of the previous fiscal year).

Further, the breakdown of profit consists of profit attributable to owners of the parent of 123.3 billion yen, and profit attributable to non-controlling interests of 9.8 billion yen.

(For reference)

The comparison with the figures, after adding the consolidated results of TonenGeneral Sekiyu K.K. in the same period of the previous fiscal year, is as follows:

Revenue increased 12.6% from the same period of the previous fiscal year to 4,684.6 billion yen, operating profit amounted to 195.4 billion yen (118.6 billion yen in the same period of the previous fiscal year), and excluding inventory valuation factors, operating profit equivalent amounted to 219.4 billion yen (92.6 billion yen in the same period of the previous fiscal year).

The overview of our operating results by segment is as outlined below.

Energy

Regarding the petroleum products business, the domestic demand for petroleum products has decreased, due not only to structural changes, such as the reduction of fuel consumption of automobiles and fuel conversion of electric power, but also to the effect of resumption of the operations of nuclear power plants.  Further, the petroleum product market conditions have improved both domestically and overseas.

Regarding the petrochemical products business, despite the downturn of the paraxylene market conditions compared with the same period of the previous fiscal year, the benzene market conditions remained strong.

Further, an accounting loss from inventory valuation factors of 25.4 billion yen was generated mainly due to the decrease in the crude oil price during the period.

Under these conditions, in the Energy business, for the consolidated cumulative second quarter, revenue amounted to 3,947.6 billion yen, an increase of 59.9% from the same period of the previous fiscal year, and operating profit amounted to 135.7 billion yen (51.5 billion yen in the same period of the previous fiscal year).  Excluding inventory valuation factors, operating profit equivalent amounted to 161.1 billion yen (41.6 billion yen in the same period of the previous fiscal year).

(Reorganization of the production and supply system for petroleum and petrochemical products)

We have decided to suspend the production of petroleum products and petrochemical products at the Muroran Plant as of the end of March 2019, and from April 2019, to reorganize its business activities so that it becomes a base for the distribution of petroleum products (the “Change to Business Office”).

In the increasingly severe environment surrounding the petroleum industry, such as reduction in demand for domestic petroleum products and intensified international competition, and as a result of repeated discussions after the integration regarding a new optimal production and supply system of refineries and plants, we finally concluded that the Change to Business Office of the Muroran Plant would be necessary.

We will continue to strive to organize a fully reliable system in order to secure a stable supply of petroleum products, mainly in Hokkaido.

(For reference)

The comparison with the figures, after adding the consolidated results of TonenGeneral Sekiyu K.K. in the same period of the previous fiscal year, is as follows:

Revenue increased 12.6% from the same period of the previous fiscal year to 3,947.6 billion yen, operating profit amounted to 135.7 billion yen (93.3 billion yen in the same period of the previous fiscal year), and excluding inventory valuation factors, operating profit equivalent amounted to 161.1 billion yen (65.6 billion yen in the same period of the previous fiscal year).

Oil and Natural Gas Exploration and Production (E&P)

Although projects, which have newly commenced production, have contributed to an increase in production volume, crude oil and natural gas production volume decreased from the same period of the previous fiscal year partly as a consequence of natural decline in production from the other oil fields and gas fields.  The sales prices of crude oil and natural gas increased from the same period of the previous fiscal year, reflecting the crude oil market conditions.

As to the development and production business, in April 2017, as part of a project to increase crude oil production that we are promoting in Texas, U.S., we commenced increase of the crude oil production through the EOR (Enhanced Oil Recovery) that utilizes CO2.  In May 2017, we commenced commercial gas production at Layang Field in Block SK10 offshore Sarawak, Malaysia, in which we hold participating interests as an operator.

Presently, in this business, we are diligently making efforts to thoroughly implement a selection and concentration and to optimize its investment size pursuant to the Medium-Term Management Plan in order to build strength that can endure against low oil prices and to realize sustainable development.  As part of the efforts, in July 2017, we agreed to sell all of its working interests (17.07%) held in the Blane oil field located in the Block 30/3a UPPER in the North Sea, to Faroe Petroleum (U.K.) Limited.

Under these conditions, in the Oil and Natural Gas E&P business, for the consolidated cumulative second quarter, revenue amounted to 71.8 billion yen, an increase of 18.3% from the same period of the previous fiscal year.  Operating profit amounted to 7.9 billion yen (an operating loss of 4.2 billion yen in the same period of the previous fiscal year).

Metals

With regard to the resource development business, our profit/loss improved from the same period of the previous fiscal year, partly because the copper price increased from the same period of the previous fiscal year.  Operation at the Caserones Copper Mine in Chile was suspended in May 2017, during the winter season in Chile, for approximately 20 days due to heavy snow and strong wind.  Continuing from last year, with the support of a consulting firm, we have endeavored to improve the results of the production and to reduce costs.

With regard to the copper smelting and refining business, the electrolytic copper price (copper price quotes) exceeded the level of the same period of the previous fiscal year, due to the impact of weaker yen and the increase in the LME copper price.  The sales volume of electrolytic coppers decreased from the same period of the previous fiscal year, due primarily to a decrease in exports.  Further, while the conditions for purchasing copper concentrate deteriorated compared with the same period of the previous fiscal year, the sulfuric acid sales price increased due to improved export market conditions.

With regard to the electronic materials business, the sales volume of our products generally exceeded the volume of the same period of the previous fiscal year due primarily to an expansion in demand for the products in the IT industry, such as for smartphones and servers.

With regard to the recycling and environmental services business, the collection volume of recyclable raw material decreased from the same period of the previous fiscal year primarily as a consequence of increased competition in collection.

With regard to the titanium business, the sales volume of our products generally increased from the same period of the previous fiscal year.

Under these conditions, in the Metals business, for the consolidated cumulative second quarter, revenue amounted to 450.9 billion yen, an increase of 11.4% from the same period of the previous fiscal year.  Operating profit amounted to 28.2 billion yen (5.0 billion yen in the same period of the previous fiscal year).

Other

In other business activities, for the consolidated cumulative second quarter, revenue amounted to 242.7 billion yen, an increase of 11.1% from the same period of the previous fiscal year, and operating profit amounted to 19.2 billion yen (19.9 billion yen in the same period of the previous fiscal year).

With respect to the construction business, although business investment has recovered and public investment has remained strong, we continued to confront a difficult operating environment embodied by the fact that the trends (including demand and supply of labor as well as the price of raw materials) continue to require careful monitoring.  Under these conditions, we have endeavored to obtain orders based on our technological superiority, and to strengthen the sales of products—such as asphalt mixtures—as well as to reduce costs and increase operational efficiency.

Revenues of each segment specified above include the inter‑segment revenue of 28.4 billion yen (26.9 billion yen in the same period of the previous fiscal year).

(2)	Explanations regarding Financial Position

(i)	Assets:	The total assets as of the end of this second quarter amounted to 8,373.1 billion yen, an increase of 1,580.2 billion yen from the end of the previous fiscal year.

(ii)	Liabilities:	The total liabilities as of the end of this second quarter amounted to 5,601.7 billion yen, an increase of 949.1 billion yen from the end of the previous fiscal year. The balance of interest-bearing debts amounted to 2,562.0 billion yen, an increase of 129.3 billion yen from the end of the previous fiscal year.

(iii)	Equity:	The total equity as of the end of this second quarter amounted to 2,771.4 billion yen, an increase of 631.1 billion yen from the end of the previous fiscal year.

The equity ratio attributable to owners of the parent is 27.9%, an increase of 2.8 points from the end of the previous fiscal year.  The equity attributable to owners of the parent per share is 683.34 yen, a 3.30 yen decrease from the end of the previous fiscal year.  The net D/E ratio (net debt-equity ratio) is 0.80 (on a total-equity basis), an improvement of 0.17 points from the end of the previous fiscal year.

(3)	Explanations regarding Future Forecast Information, including the Forecasts of Consolidated Results

The Company has revised the forecasts of its consolidated results for the full fiscal year 2017 from those that were previously announced (May 12, 2017).  As an average for the full fiscal year 2017, the forecasts of its consolidated results assume an exchange rate of 111 yen per U.S. dollar (since October: 110 yen); a crude oil (Dubai crude oil) price of $50 per barrel (since October: $50); and an international copper price (LME price) of 281 cents per pound (since October: 290 cents).  (Previous forecasts: an exchange rate of 110 yen per U.S. dollar; a crude oil price of $50 per barrel; and an international copper price of 250 cents per pound.)

Revenue is expected to be 10,000.0 billion yen (the previous forecast was 10,000.0 billion yen), and due partly to an improvement in petroleum product margins and the increase in the copper price, operating profit is expected to be 400.0 billion yen (an increase of 50.0 billion yen from the previous forecast), profit before tax is expected to be 375.0 billion yen (an increase of 50.0 billion yen from the previous forecast), and profit attributable to owners of the parent is expected to be 250.0 billion yen (an increase of 50.0 billion yen from the previous forecast).

Please note that these forecasts of consolidated results are based on information available as of the date of announcement of this material.  The actual financial results may differ from the forecasted figures, due to various factors.

In this quarter, there are no revisions to the Company’s previous forecast of a dividend payment of 18 yen per share for the fiscal year, consisting of an interim dividend of 9 yen per share and a year-end dividend of 9 yen per share.

2.   The Corporate Group

As stated in “1. Qualitative Information regarding the Quarterly Results,” JX Holdings, Inc. integrated its business with TonenGeneral Sekiyu K.K. to become JXTG Holdings, Inc. on April 1, 2017.  Consequently, the number of major affiliated companies has increased in the energy segment.  The following is an illustration of the corporate group.

JXTG Holdings, Inc.

Energy

Core Operating Company

JXTG Nippon Oil & Energy Corporation

JXTG Nippon Oil & Energy Corporation
Tonen Chemical Corporation
Kashima Oil Co., Ltd.
Wakayama Petroleum Refining Co., Ltd.
NUC Corporation
Kashima Aromatics Co., Ltd.
JX Nippon ANCI Corporation
*Osaka International Refining Co., Ltd.

Storage and transportation of crude oil and petroleum products

JX Nippon Oil & Energy Kiire Terminal Corporation
JX Ocean Co., Ltd.
Nippon Global Tanker Co., Ltd.
*Showa Nittan Corp.
*Japan Oil Transportation Co., Ltd.

Manufacturing and marketing of petroleum products overseas

JX Nippon Oil & Energy (Australia) Pty. Ltd.

Marketing of petroleum products, etc.

Marketing of liquefied petroleum gas (LPG) products

ENEOS GLOBE Corporation
Japan Gas Energy Corporation

Generation and supply of electric power

*Kawasaki Natural Gas Power Generation Co., Ltd.

Investments in LNG development companies

Nippon Oil Finance (Netherlands) B.V.

JX Nippon Oil & Energy Trading Corporation

Oil and Natural Gas Exploration and Production

Core Operating Company

JX Nippon Oil & Gas Exploration Corporation

Exploration, development, and production of oil and natural gas

Metals

Core Operating Company

JX Nippon Mining & Metals Corporation

Manufacturing and marketing of non-ferrous metal products

SCM Minera Lumina Copper Chile
*Minera Los Pelambres
*Japan Collahuasi Resources B.V.
*JECO Corporation
*JECO 2 Ltd.

Manufacturing and marketing of electronic materials

Nikko Metals Taiwan Co., Ltd.

Recycling of non-ferrous metals, and industrial waste treatment

JX Nippon Environmental Services Co., Ltd.

Shipping of non-ferrous metal products, etc.

*Nippon Marine Co., Ltd.

Manufacturing and marketing of titanium

Toho Titanium Co., Ltd.

Other

Manufacturing and marketing of electric wires and cables

*Tatsuta Electric Wire & Cable Co., Ltd.

Land transportation

*Maruwn Corporation

Sales and purchase, leasing, and management of real estate

JX Nippon Real Estate Corporation

Undertaking of finance-related services

JX Nippon Finance Corporation

Undertaking of accounting services, and salaries and welfare-related services

JX Nippon Business Services Corporation

Researching, studying, evaluating, designing and planning, and consulting services

JX Nippon Research Institute, Ltd.

JXTG Holdings, Inc. Energy Metals Core Operating Company Core Operating Company JXTG Nippon Oil & Energy Corporation JX Nippon Mining & Metals Corporation Refining of petroleum, and processing and marketing of petroleum Manufacturing and marketing of non-ferrous metal products products, as well as manufacturing and marketing of petrochemical and electronic materials, as well as recycling of non-ferrous products, etc. metals JXTG Nippon Oil & Energy Corporation JX Nippon Mining & Metals Corporation Tonen Chemical Corporation JX Metals Trading Co., Ltd. Kashima Oil Co., Ltd. Wakayama Petroleum Refining Co., Ltd. Manufacturing and marketing of non-ferrous metal products NUC Corporation Pan Pacific Copper Co., Ltd. Kashima Aromatics Co., Ltd. Hibi Kyodo Smelting Co., Ltd. JX Nippon ANCI Corporation *LS-Nikko Copper Inc. *Osaka International Refining Co., Ltd. Development and exploration of non-ferrous metal resources, Storage and transportation of crude oil and petroleum products and investments in and loans to mines JX Nippon Oil & Energy Kiire Terminal Corporation SCM Minera Lumina Copper Chile JX Ocean Co., Ltd. *Minera Los Pelambres Nippon Global Tanker Co., Ltd. *Japan Collahuasi Resources B.V. *Showa Nittan Corp. *JECO Corporation *Japan Oil Transportation Co., Ltd. *JECO 2 Ltd. Manufacturing and marketing of petroleum products overseas Manufacturing and marketing of electronic materials JX Nippon Oil & Energy USA Inc. JX Nippon Mining & Metals Philippines, Inc. JX Nippon Oil & Energy Asia Pte. Ltd. Nippon Mining & Metals (Suzhou) Co., Ltd. JX Metals Precision Technology Co., Ltd. Investments in and loans to coal mining and marketing companies JX Nippon Mining & Metals USA, Inc. JX Nippon Oil & Energy (Australia) Pty. Ltd. Manufacturing and marketing of electronic materials, Marketing of petroleum products, etc. and collection of non-ferrous metal raw materials for recycling ENEOS Frontier Co., Ltd. Nikko Metals Taiwan Co., Ltd. ENEOS WING Corporation Chuo Sekiyu Hanbai K.K. Recycling of non-ferrous metals, and industrial waste treatment JX Retail Service Corporation JX Nippon Environmental Services Co., Ltd. ENEOS Sun-Energy Corporation J-Quest Co., Ltd. Shipping of non-ferrous metal products, etc. *Nippon Marine Co., Ltd. Marketing of liquefied petroleum gas (LPG) products ENEOS GLOBE Corporation Manufacturing and marketing of titanium Japan Gas Energy Corporation Toho Titanium Co., Ltd. Generation and supply of electric power *Kawasaki Natural Gas Power Generation Co., Ltd. Other Investments in LNG development companies Nippon Oil Finance (Netherlands) B.V. Roadwork, civil engineering work, and design Marketing and leasing business of automobile-related supplies and goods and construction of petroleum-related equipment, etc. JX Nippon Oil & Energy Trading Corporation NIPPO CORPORATION Dai Nippon Construction Co., Ltd. JX Engineering Corporation "Oil and Natural Gas Exploration and Production" Manufacturing and marketing of electric wires and cables *Tatsuta Electric Wire & Cable Co., Ltd. Core Operating Company Land transportation JX Nippon Oil & Gas Exploration Corporation *Maruwn Corporation Sales and purchase, leasing, and management of real estate Exploration, development, and production of oil and natural gas JX Nippon Real Estate Corporation JX Nippon Oil & Gas Exploration Corporation Japan Vietnam Petroleum Co., Ltd. Undertaking of finance-related services JX Nippon Oil & Gas Exploration (Malaysia) Ltd. JX Nippon Finance Corporation JX Nippon Oil & Gas Exploration (Sarawak) Ltd. Nippon Oil Exploration (Berau) Ltd. Undertaking of accounting services, and salaries Nippon Oil Exploration (Myanmar) Ltd. and welfare-related services JX Nippon Exploration and Production (U.K.) Ltd. JX Nippon Business Services Corporation Mocal Energy Ltd. Merlin Petroleum Company Researching, studying, evaluating, designing and planning, *Abu Dhabi Oil Co., Ltd. and consulting services *United Petroleum Development Co., Ltd. JX Nippon Research Institute, Ltd.

The companies with an asterisk (*) attached are affiliates accounted for by the equity method, jointly controlled businesses, and jointly controlled companies.

3.	Summary of Quarterly Consolidated Financial Statements and Major Explanatory Notes Thereto

(1)	Summary of Quarterly Consolidated Statements of Financial Position
(Millions of Yen)
	FY2016 (As of March 31, 2017)	2Q of FY2017 (As of September 30, 2017)
ASSETS
Current assets
Cash and cash equivalents	349,007	354,426
Trade and other receivables	1,060,884	1,242,661
Inventories	1,130,400	1,473,538
Other financial assets	46,289	57,811
Other current assets	105,450	107,263
Sub total	2,692,030	3,235,699
Assets held for sale	23,747	5,502
Total current assets	2,715,777	3,241,201

Non-current assets
Property, plant and equipment	2,988,736	3,573,727
Goodwill	17,061	177,216
Intangible assets	50,987	337,342
Investments accounted for using the equity method	392,269	419,216
Other financial assets	454,943	485,351
Other non-current assets	6,590	7,324
Deferred tax assets	166,529	131,703
Total non-current assets	4,077,115	5,131,879
Total assets	6,792,892	8,373,080

(Millions of Yen)
	FY2016 (As of March 31, 2017)	2Q of FY2017 (As of September 30, 2017)
LIABILITIES
Current liabilities
Trade and other payables	1,304,355	1,773,976
Bonds and borrowings	862,609	821,482
Income taxes payable	33,633	45,399
Other financial liabilities	19,941	26,053
Provisions	6,168	16,427
Other current liabilities	355,409	402,128
Sub total	2,582,115	3,085,465
Liabilities directly related to assets held for sale	16,423	1,091
Total current liabilities	2,598,538	3,086,556
Non-current liabilities
Bonds and borrowings	1,570,071	1,740,496
Liabilities for retirement benefits	133,096	287,267
Other financial liabilities	27,289	28,032
Provisions	141,702	151,398
Other non-current liabilities	79,266	93,381
Deferred tax liabilities	102,642	214,582
Total non-current liabilities	2,054,066	2,515,156
Total liabilities	4,652,604	5,601,712

EQUITY
Common stock	100,000	100,000
Capital surplus	751,556	1,253,161
Retained earnings	697,009	807,500
Treasury stock	(3,990)	(4,707)
Other components of equity	162,619	178,559
Total equity attributable to owners of the parent	1,707,194	2,334,513
Non-controlling interests	433,094	436,855
Total equity	2,140,288	2,771,368
TOTAL LIABILITIES AND EQUITY	6,792,892	8,373,080

(2)	Summary of Quarterly Consolidated Statements of Profit or Loss
and Summary of Quarterly Consolidated Statements of Comprehensive Income or Loss
Summary of Quarterly Consolidated Statements of Profit or Loss
(Millions of Yen)
	2Q of FY2016 (From April 1, 2016 to September 30, 2016)	2Q of FY2017 (From April 1, 2017 to September 30, 2017)
Revenue	3,125,639	4,684,562
Cost of sales	2,763,739	4,144,495
Gross profit	361,900	540,067
Selling, general and administrative expenses	304,017	369,808
Share of profit of investments accounted for using the equity method	17,343	25,460
Other operating income	27,391	25,620
Other operating expenses	25,788	25,976
Operating profit	76,829	195,363
Finance income	13,888	2,163
Finance costs	12,666	15,752
Profit before tax	78,051	181,774
Income tax expense (benefit)	30,572	48,606
Profit	47,479	133,168

Profit attributable to:
Owners of the parent	44,864	123,329
Non-controlling interests	2,615	9,839
Profit	47,479	133,168

		(Yen)
Basic profit per share	18.04	36.09
Diluted profit per share	18.04	36.09

Summary of Quarterly Consolidated Statements of Comprehensive Income or Loss
(Millions of Yen)
	2Q of FY2016 (From April 1, 2016 to September 30, 2016)	2Q of FY2017 (From April 1, 2017 to September 30, 2017)
Profit	47,479	133,168

Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss
Changes in fair value of financial assets measured at fair value through other comprehensive income (loss)	(15,129)	14,669
Remeasurement gains on defined benefit plans	858	7,497
Shares of other comprehensive income (loss) of investments accounted for using the equity method	(181)	2
Total	(14,452)	22,168
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	(104,821)	3,936
Changes in fair value of cash flow hedges	1,609	(2,010)
Shares of other comprehensive income (loss) of investments accounted for using the equity method	(31,947)	(1,640)
Total	(135,159)	286
Other comprehensive income (loss), net of tax	(149,611)	22,454
Total comprehensive income (loss)	(102,132)	155,622

Comprehensive income (loss) attributable to:
Owners of the parent	(83,070)	145,203
Non-controlling interests	(19,062)	10,419
Total comprehensive income (loss)	(102,132)	155,622

(3)	Summary of Quarterly Consolidated Statements of Changes in Equity

Second Quarter of FY2016 (April 1, 2016 – September 30, 2016)
					(Millions of Yen)
					Other components of equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Changes in fair value of financial assets measured at fair value through other comprehensive income (loss)	Changes in fair value of cash flow hedges
Balance as of April 1, 2016	100,000	748,489	576,003	(3,959)	94,296	(24,699)
Profit	-	-	44,864	-	-	-
Other comprehensive income (loss)	-	-	-	-	(14,714)	(767)
Total comprehensive income (loss)	-	-	44,864	-	(14,714)	(767)
Purchase of treasury stock	-	-	-	(12)	-	-
Cash dividends	-	-	(19,918)	-	-	-
Acquisition of non-controlling interests	-	-	-	-	-	-
Transfer from other components of equity to retained earnings	-	-	751	-	141	-
Transfer from other components of equity to non-financial assets	-	-	-	-	-	648
Other	-	162	-	-	(5)	-
Total transactions with owners	-	162	(19,167)	(12)	136	648
Balance as of September 30, 2016	100,000	748,651	601,700	(3,971)	79,718	(24,818)

	Other components of equity
	Exchange differences on translation of foreign operations	Remeasurement gains (losses) on defined benefit plans	Total	Total equity attributable to owners of the parent	Non-controlling interests	Total equity
Balance as of April 1, 2016	92,947	-	162,544	1,583,077	444,930	2,028,007
Profit	-	-	-	44,864	2,615	47,479
Other comprehensive income (loss)	(113,345)	892	(127,934)	(127,934)	(21,677)	(149,611)
Total comprehensive income (loss)	(113,345)	892	(127,934)	(83,070)	(19,062)	(102,132)
Purchase of treasury stock	-	-	-	(12)	-	(12)
Cash dividends	-	-	-	(19,918)	(6,075)	(25,993)
Acquisition of non-controlling interests	-	-	-	-	2,377	2,377
Transfer from other components of equity to retained earnings	-	(892)	(751)	-	-	-
Transfer from other components of equity to non-financial assets	-	-	648	648	(1,419)	(771)
Other	(9)	-	(14)	148	(186)	(38)
Total transactions with owners	(9)	(892)	(117)	(19,134)	(5,303)	(24,437)
Balance as of September 30, 2016	(20,407)	-	34,493	1,480,873	420,565	1,901,438

Second Quarter of FY2017 (April 1, 2017 – September 30, 2017)
					(Millions of Yen)
					Other components of equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Changes in fair value of financial assets measured at fair value through other comprehensive income (loss)	Changes in fair value of cash flow hedges
Balance as of April 1, 2017	100,000	751,556	697,009	(3,990)	114,729	(16,436)
Profit	-	-	123,329	-	-	-
Other comprehensive income (loss)	-	-	-	-	13,635	(815)
Total comprehensive income (loss)	-	-	123,329	-	13,635	(815)
Purchase of treasury stock	-	-	-	(717)	-	-
Cash dividends	-	-	(19,918)	-	-	-
Share-based payment transactions	-	57	-	-	-	-
Equity transactions with non-controlling interests, etc.	-	159	-	-	-	-
Transfer from other components of equity to retained earnings	-	-	7,080	-	430	-
Transfer from other components of equity to non-financial assets	-	-	-	-	-	1,145
Changes due to business combination	-	501,389	-	-	-	-
Total transactions with owners	-	501,605	(12,838)	(717)	430	1,145
Balance as of September 30, 2017	100,000	1,253,161	807,500	(4,707)	128,794	(16,106)

	Other components of equity
	Exchange differences on translation of foreign operations	Remeasurement gains (losses) on defined benefit plans	Total	Total equity attributable to owners of the parent	Non-controlling interests	Total equity
Balance as of April 1, 2017	64,326	-	162,619	1,707,194	433,094	2,140,288
Profit	-	-	-	123,329	9,839	133,168
Other comprehensive income (loss)	1,544	7,510	21,874	21,874	580	22,454
Total comprehensive income (loss)	1,544	7,510	21,874	145,203	10,419	155,622
Purchase of treasury stock	-	-	-	(717)	-	(717)
Cash dividends	-	-	-	(19,918)	(9,767)	(29,685)
Share-based payment transactions	-	-	-	57	-	57
Equity transactions with non-controlling interests, etc.	1	-	1	160	3,366	3,526
Transfer from other components of equity to retained earnings	-	(7,510)	(7,080)	-	-	-
Transfer from other components of equity to non-financial assets	-	-	1,145	1,145	(257)	888
Changes due to business combination	-	-	-	501,389	-	501,389
Total transactions with owners	1	(7,510)	(5,934)	482,116	(6,658)	475,458
Balance as of September 30, 2017	65,871	-	178,559	2,334,513	436,855	2,771,368

(4)	Explanatory Notes to the Summary of Quarterly Consolidated Financial Statements

(Notes on the Assumption of a Going Concern)
None

(Equity and Other Equity Items)
Through the share exchange implemented in the business integration with TonenGeneral Sekiyu K.K., 931,431 thousand shares of common stock were issued, and the capital surplus increased by 501,389 million yen.

(Share-based Payments)
From this second quarter, the Company and its three core operating companies have introduced a share-based payments plan for their directors (excluding outside directors and overseas residents) and executive officers who are not serving concurrently as directors (excluding overseas residents), and therefore have adopted the BIP (Board Incentive Plan) Trust for equity-settled executive compensation.  The compensation for received services is measured by using the fair value of the Company shares as of the grant date, and is considered as expenses during the right vesting period.  The same amount thereof is considered as an increase in equity.

(Segment Information)

Information on Revenue, Profit or Loss and Other Items from Each Reporting Segment
Second Quarter of FY2016 (April 1, 2016 – September 30, 2016)
(Millions of Yen)
	Energy	Oil and natural gas E&P	Metals	Total reporting segments	Other	Adjustments (Note 3)	Recorded amount on consolidated financial statements
Revenue
Revenue from external customers	2,464,543	60,646	403,658	2,928,847	196,792	-	3,125,639
Inter-segment revenue or transfers (Note 1)	4,125	-	1,126	5,251	21,630	(26,881)	-
Total	2,468,668	60,646	404,784	2,934,098	218,422	(26,881)	3,125,639
Segment profit (loss) (Note 2)	51,484	(4,204)	4,971	52,251	19,877	4,701	76,829
Finance income							13,888
Finance costs							12,666
Profit before tax							78,051
(Notes)	1.	Inter-reporting segment revenue or transfers are based on actual market prices.
2.	Segment profit (loss) is stated as operating profit in the summary of the quarterly consolidated statements of profit or loss.
3.
The segment profit adjustment of 4,701 million yen includes the net amount of 4,272 million yen, which is the income and expenses of the entire Company not allocated to the reporting segments or the “Other” category.

Second Quarter of FY2017 (April 1, 2017 – September 30, 2017)
(Millions of Yen)
	Energy	Oil and natural gas E&P	Metals	Total reporting segments	Other	Adjustments (Note 3)	Recorded amount on consolidated financial statements
Revenue
Revenue from external customers	3,945,264	71,762	450,034	4,467,060	217,502	-	4,684,562
Inter-segment revenue or transfers (Note 1)	2,320	-	883	3,203	25,231	(28,434)	-
Total	3,947,584	71,762	450,917	4,470,263	242,733	(28,434)	4,684,562
Segment profit (loss) (Note 2)	135,728	7,906	28,175	171,809	19,171	4,383	195,363
Finance income							2,163
Finance costs							15,752
Profit before tax							181,774
(Notes)	1.	Inter-reporting segment revenue or transfers are based on actual market prices.
2.	Segment profit (loss) is stated as operating profit in the summary of the quarterly consolidated statements of profit or loss.
3.	The segment profit adjustment of 4,383 million yen includes the net amount of 4,987 million yen, which is the income and expenses of the entire Company not allocated to the reporting segments or the “Other” category.

Mainly due to the business integration with TonenGeneral Sekiyu K.K., in the “Energy” segment, compared with the end of the previous fiscal year, the assets and the liabilities increased by 1,409,599 million yen and 804,276 million yen, resulting in 5,317,516 million yen and 3,595,203 million yen, respectively.